TMM COMPANY CONTACT:              AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                          Steve Carr (investors, analysts, media)
011-525-55-629-8718                                                     312-780-7211
jacinto.marina@tmm.com.mx                                         scarr@dresnerco.com

Carlos Aguilar, Deputy CEO and CFO
011-525-55-629-8729
carlos.aguilarm@tmm.com.mx

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS SECOND-QUARTER 2018 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

2018 Second-Quarter Results Include:

o	Operating profit of $31.5 million.
o	$2,258.8 million stockholders' equity.
o	Debt decrease of $264.3 million.
o	Free Cash Flow of $33.1 million in the quarter and $55.6 million accumulated.

(Mexico City, July 27, 2018) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; "TMM" or the "Company"), a Mexican Maritime-management transportation and logistics Company, reported today its financial results for the second quarter of 2018.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, "Grupo TMM has continued to develop and innovate strategies which allow the Company to continue to improve performance in each business unit, adjust to the energy sector recovery in México, and new national and international markets conditions."
"Additionally, the Company continues to strengthen its balance sheet through debt reduction, cost optimization and revenue improvement, within an effective client diversification strategy. In addition, drawing on the experience of the Company over 60 years in the industry, continues to participate actively in the currently tenders of new projects in the Mexican energy industry. This allows the Company to develop expansion projects in both Divisions, Ports and Terminals and in Maritime, to exploit the markets' potential recovery."
"Grupo TMM also reaffirmed its commitment to shareholders to increase investment value, enhance its opportunities, commit itself to the welfare of its employees, and contribute to social responsibility and Mexico's economic development."

"Finally, it is important to recall that in December 2017 Grupo TMM Shareholders approved the Company's restructuring plan, where it was agreed to transfer 85 percent of the shares of TMM Division Maritima (TMMDM) to benefit holders of the Mexican Trust Certificates, due to The Strengthening Plan of the Mexican Trust Certificates Debt safeguarding bondholders' rights; since then Grupo TMM deconsolidated the corresponding liabilities of $11,802.5 million and assets of $8,344.0 million, resulting in a positive effect of $3,458.5 million in stockholders' equity."

SECOND-QUARTER 2018 OPERATING AND FINANCIAL RESULTS
The following information respect to 2017 includes the operations of TMMDM currently deconsolidated.
Consolidated revenues in the second quarter of 2018 reported $408.8 million, compared to $659.4 million in the second quarter of 2017; it is important to mention an 18.2 percent increase in revenues in the Ports and Terminals Division, as well as a 17.2 percent increase in Warehousing. Consolidated revenues for the first six months of 2018 reported $795.6 million compared to $1,168.7 million for the same period of the previous year.
Consolidated operating results in the second quarter of 2018 reported a profit of $31.5 million, compared to a profit of $14.2 million in the second quarter of 2017. In the first six-month period of 2018 the consolidated operating result reported a profit of $49.3 million, compared to $18.8 million loss in the same period of 2017.
Non-recurrent operations in the second quarter of 2018 reported $12.2 million in income compared to $7.3 million in income for the same period of previous year. The first six-month period of 2018 reported $19.0 million in income compared to $58.5 million for the same period of 2017.
Consolidated EBITDA in the second quarter of 2018 was $51.5 million compared to $147.8 million recorded in the same period of the previous year. First-half 2018 consolidated EBITDA was $90.1 million compared to $249.4 million for the same period of 2017.
The consolidated free cash flow in the second quarter of 2018 was $33.1 million, compared to a deficit of $97.2 million in the second quarter of 2017. First-half 2018 consolidated free cash flow was $55.6 million, compared to a deficit of $220.5 million for the same period of 2017.
Maritime revenues in the second quarter of 2018 recorded $258.2 million compared to $531.6 million in the same period last year, mainly attributable to the effect of TMMDM´s deconsolidation, as well as an increase in income including $15.6 million from the Shipyard and $46.8 million from the Bulk Carriers new business, which mainly transports steel from Veracruz to Colombia. In the first six-month period of 2018 Maritime revenues recorded $491.8 million, compared to $918.4 million reported in the same period of the previous year, mainly due to TMMDM ´s deconsolidation effects, as well as improved rates in the Shipyard and an increase of clients from Bulk Carriers new business; this was partially offset by a decrease in Tugboat, due to less calls in the LNG service and the impact on Parcel Tankers by the reduction of one vessel in the operation.
Second-quarter 2018 Maritime operating profit was $58.8 million compared to $64.2 million in the same period last year, attributable to TMMDM's deconsolidation and a better performance of Shipyard due to an improved mix. During the first six months of 2018, Maritime operating profit was $89.7 million compared to $28.43 million in the same period of 2017.
Maritime EBITDA in the second quarter of 2018 was $73.7 million, compared to $192.3 million for the same period of the previous year; Maritime EBITDA margin was 28.6 percent. During the first six months of 2018 Maritime EBITDA was $120.4 million, compared to $285.3 million in the same period of last year. Maritime accumulated EBITDA margin in 2018 was 24.5 percent.
Ports and Terminals revenue increased 18.2 percent in the second quarter of 2018 to $109.3 million compared to $92.5 million in the same period last year mainly due to an improvement of $20.6 million in the Maintenance and Repair segment, primarily attributable to a higher volume of operations in its principal localities, including the incorporation of ONE (merger of the three principally Japanese shipping lines)  as a new client, the increase in Intermodal Terminal due to an improved mix and volumes operated, as well as the raise of incomes in API Acapulco due to an  increase of attended passengers. The first 2018 six-month period recorded $223.6 million increase of 21.5 percent compared to $183.9 million reported in the same period of 2017.
Ports and Terminals operating profit in the second quarter of 2018 improved 11.2 percent to $14.0 million compared to $12.6 million in the same period of 2017 mainly due to the improvement in the Maintenance and Repair segment, partially offset by a decreased operation at Tampico Terminal and maintenance expenditures at API Acapulco. During the first six months of 2018, Ports and Terminals operating profit increased 16.5 percent to $37.9 million compared to $32.5 million during the first six months of 2017.
In the second quarter of 2018, Ports and Terminals EBITDA was $16.9 million compared to $15.8 million in the same period of 2017; EBITDA margin was 15.5 percent. During first six months of 2018 Ports and Terminals EBITDA improved 11.8 percent to $43.6 million compared to $39.0 million in the same period 2017. First-half 2018 EBITDA margin was 19.5 percent.
Warehousing Services revenue increased 17.2 percent to $41.4 million in the second quarter of 2018 compared to $35.3 million in the same period of 2017, mainly attributable to improved operations by key clients. For the first six months of 2018 revenues of Warehousing services improved 20.9 percent to $80.3 million compared to $66.4 million in 2017.
Warehousing Services continued its trend of improving results with revenues of $1.9 million in the second quarter of 2018, compared to an $8.3 million loss for the same period in 2017, due to the Company's cost optimization strategies and client diversification plan. In the same way, during the first six months of 2018, Warehousing Services reported a loss of $3.9 compared to $17.3 million loss in the same period for the previous year. The Company continues to develop agricultural business segment supported by FIRA (federal government trust funds for rural development) and other financial institutions; as well as development services in other segments such as steel and fuels.
DEBT
As of June 30, 2018, Grupo TMM's net debt was $251.3 million, with $307.3 million of short-term debt and cash of $383.0 million. It is important to recall that $51.5 million consolidated EBITDA in 2018 second quarter; also $90.1 million in the first-half of 2018 consolidated EBITDA allows the Company to cover its financial obligations and maintains free cash flow of $33.1 million and $55.6 million, respectively.
Total Debt*
– Millions of Mexican Pesos –
	To 6/30/18	To 12/31/17
Short Term Debt	$307.3	$502.4
Long Term Debt	327.0	396.2
Total Debt	$634.3	$898.6
Cash	383.0	461.6
Net Debt	$251.3	$437.0

Stockholders' Equity	$2,258.8	$2,229.1
Book value per share	$22.11	$21.81

*	Book Value

Headquartered in Mexico City, Grupo TMM is a Latin American Maritime transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of Maritime services, port management and logistics. Visit Grupo TMM's web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and Subsidiaries
*Balance Sheet
- Millions of Pesos -

	June 30,	December 31,
	2018	2017

Current assets:
Cash and cash equivalents	383.0	461.6
Accounts receivable
Accounts receivable - Net	387.2	408.7
Other accounts receivable	428.1	378.3
Prepaid expenses and others current assets	81.0	69.6
Total current assets	1,279.2	1,318.2
Property, machinery and equipment	2,810.8	2,994.3
Cumulative Depreciation	(371.8)	(358.7)
Property, machinery and equipment - Net	2,439.0	2,635.6
Other assets	183.1	170.4
Total assets	3,901.3	4,124.2

Current liabilities:
Bank loans and current maturities of long-term liabilities	307.3	502.4
Suppliers	167.6	169.1
Other accounts payable and accrued expenses	384.0	376.7
Total current liabilities	859.0	1,048.1
Long-term liabilities:
Bank loans	327.0	396.3
Deferred taxes	275.2	275.2
Other long-term liabilities	181.3	175.6

Total long-term liabilities	783.5	847.0
Total liabilities	1,642.5	1,895.2

Total stockholders´ equity	2,258.8	2,229.1

Total liabilities and stockholders´ equity	3,901.3	4,124.2
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017

Maritime	258.2	531.6	491.8	918.4
Ports and Terminals	109.3	92.5	223.6	183.9
Warehousing services	41.4	35.3	80.3	66.4
Revenue from freight and services	408.8	659.4	795.6	1,168.7
Maritime	(184.4)	(339.3)	(371.4)	(633.0)
Ports and Terminals	(92.3)	(76.6)	(180.0)	(144.9)
Warehousing services	(39.1)	(43.3)	(83.5)	(83.1)
Corporate and others	(0.1)	(0.1)	(0.3)	(0.2)
Cost of freight and services	(315.9)	(459.3)	(635.1)	(861.3)
Maritime	(15.0)	(128.1)	(30.8)	(257.1)
Ports and Terminals	(2.9)	(3.2)	(5.7)	(6.5)
Warehousing services	(0.4)	(0.3)	(0.7)	(0.6)
Corporate and others	(1.8)	(2.0)	(3.6)	(4.0)
Depreciation and amortization	(20.0)	(133.6)	(40.7)	(268.2)
Corporate expenses	(53.5)	(59.5)	(89.5)	(116.5)
Maritime	58.8	64.2	89.7	28.3
Ports and Terminals	14.0	12.6	37.9	32.5
Warehousing services	1.9	(8.3)	(3.9)	(17.3)
Corporate and others	(1.9)	(2.1)	(3.9)	(4.2)
Other (expenses) income - Net	12.2	7.3	19.0	58.5
Operating income (loss)	31.5	14.2	49.3	(18.8)
Financial (expenses) income - Net	(19.2)	(264.8)	(36.1)	(511.5)
Exchange gain (loss) - Net	(10.1)	(2.9)	17.5	13.9
Net financial cost	(29.3)	(267.7)	(18.5)	(497.6)
Income (loss) before taxes	2.2	(253.5)	30.8	(516.4)
Provision for taxes	(0.3)	(2.3)	(1.0)	(2.8)
Net income (loss) for the period	1.9	(255.8)	29.8	(519.2)
Attributable to:
Minority interest	0.9	0.4	0.8	(0.3)
Equity holders of GTMM, S.A.B.	1.0	(256.2)	29.0	(518.9)

Weighted average outstanding shares (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (pesos/share)	0.0	(2.5)	0.3	(5.1)

Outstanding shares at end of period (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (pesos/share)	0.0	(2.5)	0.3	(5.1)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017

Cash flow from operation activities:
Net Income (loss) for the period	1.9	(255.8)	29.8	(519.2)
Charges (credits) to income not affecting resources:
Depreciation & amortization	20.0	152.5	40.7	303.8
Deferred Taxes	-	(0.6)	-	(0.6)
Other non-cash items	17.4	251.0	14.8	452.5
Total non-cash items	37.4	402.9	55.5	755.8
Changes in assets & liabilities	(43.0)	(66.1)	(102.7)	(65.2)
Total adjustments	(5.6)	336.8	(47.1)	690.6
Net cash (used in) provided by operating activities	(3.6)	81.0	(17.4)	171.4

Cash flow from investing activities:
Proceeds from sales of assets	145.8	0.2	220.3	0.2
Payments for purchases of assets	(4.8)	(19.3)	(13.5)	(37.8)
Net cash provided by (used in) investment activities	141.0	(19.1)	206.7	(37.5)

Cash flow provided by financing activities:
Short-term borrowings (net)	(30.6)	(28.3)	(55.9)	(66.3)
Repayment of long-term debt	(166.9)	(234.5)	(205.2)	(271.4)
Net cash used in financing activities	(197.4)	(262.8)	(261.1)	(337.7)
Exchange effect on cash	14.7	(12.4)	(6.9)	(51.9)
Net decrease in cash	(45.3)	(213.4)	(78.6)	(255.7)
Cash at beginning of period	428.3	860.4	461.6	902.7
Cash at end of period	383.0	647.0	383.0	647.0
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.